April 26, 2011

Via EDGAR

Michael Rosenthall

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Rosenthall:

Re:      Genufood Energy Enzymes Corp. (the "Company")
       Registration Statement on Form S-1
       Filed on January 20, 2011
       File No. 333-171784

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

Please file your remaining exhibits as promptly as possible.  We will need time to review these documents once they are filed.

ANSWER:  The exhibits have been filed.

2.

Please provide us with proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note that we may have comments regarding this material.

ANSWER:  Proofs have been filed.

3.

It appears that you will be conducting the offering of 10 million shares on behalf of the company on a "best efforts" basis.  Please revise your disclosure throughout, including the cover of your prospectus, your summary of the offering on page 6 and your description of the plan of distribution on page 14, to clarify that the primary offering on behalf of the company will be on a best efforts basis, with no requirement to sell a minimum of shares.

ANSWER:  We have updated the disclosure throughout to indicate the shares are being sold on a “best efforts” basis.

1

4.

Throughout your registration statement, where you state facts and statistics, please provide independent, third-party sources for those statements.  If you are unable to substantiate these statements with references to disinterested third party sources, please delete them from your registration statement.  In particular, we refer to:

·

Your disclosure on pages 5 and 17 that the "regular consumption of enzyme does good to our well-being";

·

Your disclosure on page 18 that there is only one specialized natural complex enzyme manufacturer in Taiwan;

·

Each of your statements, beginning on page 20 and continuing through page 30, about the relief provided by your products, including but not limited to:

o

"enhances digestion;"

o

"enhance metabolism and anti-inflammation;"

o

"stimulates immune system health;"

o

"may prevent the growth of Candida;"

o

"allows for greater absorption in the small intestine and thus, greater fibrinolytic activity;"

o

"promotes healthy circulation...;"

o

"increases fertilization rate, hatching rate and increases egg weight;" and

·

"to facilitate movement as well as tissue and muscle healing;" and

5.   Your statement on page 33 that there is no enzyme product similar to yours in Taiwan.

ANSWER:  Some of these statements were related to products carried by Origo.  Since we have terminated our relationship with Origo, these statements have been removed.  Third party sources for the other statements are as follows:

·

“may prevent the growth of Candida”

·

 third party sources are:

1.

Reid, G. Probiotics for Urogenital Health.  Nutr Clin Care, 5(1): 3-8   2002.

2.

Morelli, L., et al. Utilization of the intestinal tract as a delivery system for urogenital probiotics.  Clin Gastroenterol, 38(6 Suppl): S107-10   2004.

3.

Reid, G., et al. Oral probiotics can resolve urogenital infections.  FEMS Immunol Med        Microbiol, 30(1): 49-52   2001.

4.

Kale VV, et al. Development and evaluation of a suppository formulation containing        Lactobacillus and its application in vaginal diseases.  Ann N Y Acad Sci, 1056(): 359-65 2005.

5.

Falagas, ME, et al. Probiotics for prevention of recurrent vulvovaginal candidiasis: a review.  J        Antimicrob Chemother, 58(2): 266-72   2006.

6.

Strus, M., et al. Inhibitory activity of vaginal Lactobacillus bacteria on yeasts causing       vulvovaginal candidiasis.  Med Dosw Mikrobiol, 57(1): 7-17   2005.

7.

Strus, M., et al.  The in vitro activity of vaginal Lactobacillus with probiotic properties against        Candida.  Infect Dis Obstet Gynecol, 13(2): 69-75 2005.

8.

Payne, s., Gibson, G., et al.  In vitro studies on colonization resistance of the human gut microbiota to Candida albicans and the effects of tetracycline and Lactobacillus plantarum        LPK.  Curr Issues Intest Microbiol, 4(1): 1-8 2003.

9.

Okkers DJ, et al. Characterization of pentocin TV35b, a bacteriocin-like peptide isolated from       Lactobacillus pentosus with a fungistatic effect on Candida albicans.  J Appl Microbiol, 87(5):       726-34   1999.

10.

Parent D, Bossens M, Bayot D, et al. Therapy of vaginosis using exogenously-applied     lactobacilli acidophili and a low dose of estriol: A placebo-controlled multicentric clinical trial.  Arzneimittel Forschung 1996; 46(1):68-73.

11.

Williams AB, Yu C, Tashima K, et al. Evaluation of two self-care treatments for prevention of       vaginal candidiasis in women with HIV.  J Assoc Nurses AIDS care 2001; 12(4):51-57.

2

·

“allows for greater absorption in the small intestine and thus, greater fibrinolytic activity”

·

third party sources are:

1.

Intestinal absorption of serrapeptase (TSP) in rats.  Moriya N, Nakata M, Nakamura M,        Takaoka M, Iwasa S, Kato K, Kakinuma A. Biotechnology Research Laboratories, Takeda        Chemical Industries Ltd., Osaka, Japan.  1: Biotechnol Appl Biochem.  1994 Aug; 20 (Pt 1):101-       8 A sensitive sandwich enzyme immunoassay (e.i.a.) for serrapeptase (TSP), an orally        available anti-inflammatory proteinase, was established using affinity-purified anti-TSP rabbit        IgG and its Fab' fragment conjugated with horseradish peroxidase as the first and the second        antibodies respectively.  TSP in the plasma was determined by the e.i.a. after its oral        administration (100 mg/kg) to rats.  The peak concentration was observed between 3 min and        2 h after administration.  TSP in the plasma samples was trapped on a microtitre plate coated      with the affinity-purified anti-TSP rabbit IgG, and the hydrolysis of a synthetic fluorogenic        substrate, butoxycarbonyl-Glu(benzyloxy)-Ala-Arg-4-methylcoumaryl-7-amide, by the trapped        TSP was fluorometrically measured (proteinase assay).  The values obtained by the e.i.a. and        those obtained by the proteinase assay correlated well for various plasma samples.  These        results indicate that orally administered TSP was absorbed from the intestinal tract and        transferred into the circulation in an enzymically active form.  Effects of alginate        microencapsulation on the fibrinolytic activity of fermented soybean paste (Cheonggukjang)        extractJ.A.  Koa , S.Y. Kooa, and H.J. Parka College of Life Sciences and Biotechnology,        Korea University, 1,5-Ga, Anam-Dong, Sungbuk-Gu, Seoul 136-701, Republic of Korea       Natural Products Research Center, Korea Institute of Science and Technology, Gangneung Institute, Gangneung, Gangwon-do 210-340, Republic of Korea Department of Packaging Science, Clemson University, Clemson, SC 29634-0370, US Alginate microparticles were prepared to evaluate the effect on the fibrinolytic activity of Korean fermented soybean paste, Cheonggukjang (CGJ). The mean diameter of microparticles was 110.37 μm and the microparticles had generally spherical and some wrinkled surfaces.  The fibrinolytic activities of encapsulated and non-encapsulated CGJ extract were measured at various ranges of pH and temperature.  When non-encapsulated CGJ extract was exposed to simulated gastric juice of pH 2.0, the fibrinolytic activity was rapidly reduced.  However, fibrinolytic activity of encapsulated CGJ extract (14.27 units) was significantly higher than that of non-encapsulated CGJ extract (4.15 units).  The fibrinolytic activity of non-encapsulated CGJ extract decreased rapidly with increased temperature, but stability of fibrinolytic activity of encapsulated CGJ was improved under high temperature conditions.  These results indicate that the encapsulation technique is an effective tool to protect the fibrinolytic activity of CGJ extract from ingestion and heating effects.

·

“promotes healthy circulation”

·

Third party sources are:

1.

Healthy Microbe "Bacillus natto".  Japan Bio Science Laboratory Co. Ltd. Sumi H.

2.

Purification and Characterization of a Strong Fibrinolytic Enzyme (Nattokinase) in the Vegetable Cheese Natto, a Popular Soybean Fermented Food in Japan.  Biochemical and        Biophysical Research Communications, Vol. 197, Issue 3, 30 December 1993, pp. 1340-1347      Fujita M., Nomura K., Hong K., Ito Y., Asada A. and Nishimuro S. Jcr Pharmaceut Co Ltd, Biotechnol Res Labs, 3 2 61 Takatsukadai, Nishi Ku, Kobe 65122, Japan.

3.

A novel fibrinolytic enzyme (nattokinase) in the vegetable cheese Natto; a typical and popular soybean food in the Japanese diet Experientia 1987, Oct 15; 43(10):1110-1.  H. Sumi, H. Hamada*, H. Tsushima, H. Mihara and H. Muraki** Department of Physiology, Miyazaki Medical College, Miyazaki 889-16 (Japan), *Department of Fundamental Natural Science, Okayama University' of Science, Okayama 700 (Japan), and **Department of Fermentation Technology, Faculty of Engineering, Yamanashi University, Kofu 400 (Japan), 23 June 1986.

4.

Enhancement of the Fibrinolytic Activity in Plasma by Oral Administration of Nattokinases       Acta Haematol 1990; 84:139-143.  Hiroyuki Sumia, Hiroki Hamadab, Koichiro Nakanishic,        Hajime Hiratanic aDepartment of Physiology, Miyazaki Medical College, Miyazaki, Japan;       Department of Biochemistry, Oklahoma State University, Okla., USA; Biochemistry        Research Laboratories, JCR Pharmaceuticals, Kobe, Japan.

5.

Determination and Properties of the Fibrinolysis Accelerating Substance (FAS) in Japanese        Fermented Soybean "Natto".  Nippon Nogeikagaku Kaishi.  74 (11) 1259-1264 (2000)       Sumi Hiroyuki, Sasaki Tomohiro, Yatagai Chieko, Kozaki Yasutaka Kurashiki Univ. Sci. and        the Arts, Coll. Sci. and Industrial Technol., JPN.

6.

Prevent Heart Attack and Stroke with Potent Enzyme that Dissolves Deadly Blood Clots in        Hours.  Health Sciences Institute, March 2002.

7.

Effect of Natto Diet on Blood Pressure.  JTTAS, 1995.  Maruyama M, Sumi H.

8.

Effects of nattokinase, a pro-fibrinolytic enzyme, on red blood cell aggregation and whole       blood viscosity.  Clin Hemorheol Microcirc 2006; 35(1-2):139-42.  Pais E, Alexy T, Holsworth       RE, Meiselman HJ.

9.

Transport of Nattokinase across the Rat Intestinal Tract.  Biological & Pharmaceutical Bulletin Vol.18, No.9 (1995) pp. 1194-1196 Mitsugu Fujita1, Kyongsu Hong1, Yae Ito1, Satoru Misawa2, Naoto Takeuchi2, Kimio Kariya3 and Satoshi Nishimuro4.

(1) Biotechnology Research Laboratories, JCR Pharmaceuticals Co., Ltd.

(2) Pharmaceuticals and Biotechnology Laboratory, Japan Energy Corporation.

(3) Department of Pharmacology, Faculty of Pharmaceutical Sciences, Kobe-Gakuin University.

(4) Biotechnology Research Laboratories, JCR Pharmaceuticals Co., Ltd.

10.

Thrombolytic Effect of Nattokinase on a Chemically Induced Thrombosis Model in Rat.  Biological & Pharmaceutical Bulletin Vol.18 , No.10 (1995) pp.1387-1391 Mitsugu Fujita1,        Kyongsu Hong1, Yae Ito1, Rie Fujii2, Kimio KARIYA2 and Satoshi NISHIMURO3.

(1) Biotechnology Research Laboratories, JCR Pharmaceuticals Co., Ltd.

(2) Department of Pharmacology, Faculty of Pharmaceutical Sciences, Kobe-Gakuin University.

(3) Biotechnology Research Laboratories, JCR Pharmaceuticals Co., Ltd.

11.

Function of the Human Body.  Guyton, A. WB Saunders pp. 83-84.

12.

Microbial fibrinolytic enzymes: an overview of source, production, properties, and thrombolytic activity in vivo.  Applied Microbiology and Biotechnology Vol. 69, No. 2, November, 2005, pp-126-132 Yong Peng1, 2, Xiaojuan Yang1, 3 and Yizheng Zhang1.

(1) College of Life Sciences, Sichuan University, Chengdu, 610064, PR China

(2) Department of Molecular and Cellular Biochemistry, Ohio State University, Columbus, OH, USA

(3) Program of Molecular, Cellular and Developmental Biology, Ohio State University, Columbus, OH, USA.

13.

Nattokinase for prevention of thrombosis.  Am J Health Syst Pharm, 63(12): 1121-3 2006       Tai MW, Sweet BV.

14.

Prevention of Venous Thrombosis in Long-Haul Flights with Flite Tabs: The LONFLIT-FLITE       Randomized, Controlled Trial Angiology, Vol. 54, No. 5, 531-539 (2003) M.R. Cesarone, et al.

15.

Common Carotid Artery Intima-Media Thickness and the Risk of Stroke Recurrence.  Stroke.  2006; 37:1913 Georgios Tsivgoulis, MD; Konstantinos Vemmos, MD; et al.  From the Department of Neurology (G.T., K.Spengos, D.V.), University of Athens, "Eginition" Hospital, Athens, Greece; and the Acute Stroke Unit (K.V., C.P., E.M., K.Stamatelopoulos, N.Z.), Department of Clinical Therapeutics, University of Athens, "Alexandra" Hospital, Athens, Greece.

16.

Dietary supplementation with fermented soybeans suppresses intimal thickening.  Nutrition Volume 19, Issue 3, March 2003, Pages 261-264 Yasuhiro Suzuki PhD, Kazunao Kondo PhD, et al.

17.

Dietary supplementation of fermented soybean, natto, suppresses intimal thickening and        modulates the lysis of mural thrombi after endothelial injury in rat femoral artery.  Life Sciences Volume 73, Issue 10, 25 July 2003, Pages 1289-1298 Yasuhiro Suzuki1, , Kazunao Kondo1, Yuji Matsumoto1, Bing-Qing Zhao1, Kenichi Otsuguro1, Tetsuya Maeda2, Yoshinori Tsukamoto2, Tetsumei Urano3 and Kazuo Umemura1.

(1) Department of Pharmacology, Hamamatsu University School of Medicine, 1-20-1 Handayama, Hamamatsu City, Shizuoka, 431-3192, Japan.

(2) Mitsukan Group Corporation, 2-6 Nakamura-cho, Handa City, Aichi, 475-8585, Japan.

(3) Department of Physiology, Hamamatsu University School of Medicine, 1-20-1 Handayama, Hamamatsu City, Shizuoka, 431-3192, Japan 18.  Blood Viscosity and Elevated Carotid Intima-Media Thickness in Men and Women: The Edinburgh Artery Study.  Circulation.  1998; 97:1467-1473.

18.

Amanda J. Lee, PhD; Philip I. Mowbray, BSc; Gordon D.O. Lowe, FRCP; Ann Rumley, PhD;       F. Gerald R. Fowkes, FRCPE; ; Paul L. Allan, FRCR From the Wolfson Unit for Prevention of       Peripheral Vascular Diseases, Department of Public Health Sciences, Edinburgh University       Medical School (A.J.L., P.I.M., F.G.R.F.); the University Department of Medicine, Royal        Infirmary, Glasgow (G.D.O.L., A.R.); and the Department of Radiology, The Royal Infirmary of Edinburgh NHS Trust (P.L.A.), UK.

19.

Nattokinase decreases plasma levels of fibrinogen, factor VII, and factor VIII in human        subjects.  Nutrient Research, Volume 29, Issue 3, Pages 145-220 (March 2009)       Chien-Hsun Hsia, Ming-Ching Shen, Jen-Shiou Lin, Yao-Ke Wen, Kai-Lin Hwang, Thau-Ming        Cham, Nae-Cherng Yang.

20.

Amyloid-Degrading Ability of Nattokinase from Bacillus subtilis Natto.  J. Agric. Food Chem., 2009, 57 (2), pp 503–508 Ruei-Lin Hsu1, Kung-Ta Lee2, Jung-Hao Wang2, Lily Y.-L.  Lee1 and Rita P.-Y.  Chen1.

21.

Effects of Nattokinase on Blood Pressure: A Randomized, Controlled Trial.  Hypertension        Research 31, 1583–1588 (2008) Ji Young Kim, Si Nae Gum, Jean Kyung Paik

3

·

“to facilitate movement as well as tissue and muscle healing”

·

third party sources are:

1.

A preliminary trial of serratiopeptidase in patients with carpal tunnel syndrome.  J Assoc Physicians India.  2000 Nov; 48(11):1130.  Dept. of Neurology, SMS Medical College and Hospital, Jaipur.

2.

Panagariya A, Sharma AK.  Reduction of postoperative swelling.  Objective measurement of swelling of the upper ankle joint in treatment with serrapeptase-- a prospective study (German).  Fortschr Med. 1989 Feb 10; 107(4):67-8, 71-2.

3.

Esch PM, Gerngross H, Fabian A.  Bromelain as a Treatment for Osteoarthritis: A Review of Clinical Studies Evid Based Complement.  Alternat.  Med. 2004 Dec; 1(3):251-257.  Epub 2004 Oct 6.  Brien S, Lewith G, Walker A, Hicks SM, Middleton D.

4.

Reducing pain by oral enzyme therapy in rheumatic diseases Wien Med Wochenschr.  1999; 149(21-22):577-80.  Klein G, Kullich W. Sonderkrankenanstalt für rheumatische Erkrankungen und Herz-Kreislaufkrankheiten der PVArb, Saalfelden.

5.

Reduction of postoperative swelling.  Objective measurement of swelling of the upper ankle joint in treatment with serrapeptase -- a prospective study (German).  Fortschr Med. 1989 Feb 10; 107(4):67-8, 71-2.  Esch PM, Gerngross H, Fabian A.

Summary, page 5

6.

We note your statement on pages 5 and 18 that you "plan to begin marketing and exporting (your) enzyme products in the next 12 months.”  Please revise this statements to clarify whether you believe you will be in a position to begin marketing and exporting your products within the next 12 months.  As written, your statement is ambiguous.  You state your intention, but not whether your intention is feasible in light of your financial condition and circumstances.

ANSWER:  We have added the following disclosure:

We believe that we will be able to successful commence operations within the next 12 months as we already have key agreements in place with manufacturers of our enzyme products, a Sole Country Distributor for Taiwan, as well as sufficient cash resources to begin operations (we had approximately $254,000 in our bank accounts as of March 6, 2011).

7.

Please update the amount of cash you have available as of the most recent date practicable.

ANSWER:  We have updated the amount of cash to state as follows:

“As of March 6, 2011, we have total cash of $254,751 in our bank accounts.”

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The Offering, page 6

8.

We note your disclosure that your shares will be sold at $0.30 per share, "until our shares are quoted on the OTC Bulletin Board," Please revise this statement to clarify that you cannot be sure if your shares will be quoted on the OTCBB.  Please similarly revise the same disclosure that appears under 'Determination of Offering Price' on page 12.

ANSWER:  The following disclosure has been added:

“There is no assurance of when, if ever, our stock will be listed on the OTCBB or another exchange.”

9.

In the subsection entitled 'Termination of the Offering' you state that the offering will conclude when, "all of the 10,000,000 shares of common stock have been sold.”  However, your registration statement covers the registration of 10,888,472 shares of common stock, as noted above in the 'Securities Being Offered' caption.  Please revise to clarify this inconsistency.

ANSWER:  We have revised the section to state:

“The offering will conclude when all of the 10,000,000 shares of common stock that are being offered by us have been sold, or we decide at any time to terminate the registration of the shares at our sole discretion.  In any event, the offering shall be terminated no later than two years from the effective date of this registration statement.”

10.

In the subsection entitled 'Securities Issued and to be Issued' you state that, "All of the common stock to be sold under this prospectus will be sold by existing shareholders.”  However, elsewhere in your registration statement you disclose that 10,000,000 of the shares of common stock to be sold will be sold by your company in a primary offering.  Please revise to clarify this inconsistency.

ANSWER:  We have revised the section to state:

“233,308,472 shares of our common stock are issued and outstanding as of the date of this prospectus.  888,472 shares of common stock to be sold under this prospectus will be sold by existing shareholders.  In addition, we are offering up to 10,000,000 in a direct public offering.”

5

Risk Factors, page 7

11.

In a separate risk factor discussing your financial condition, please include disclosure that your auditors have issued a going concern opinion.

ANSWER:  We have added the following risk factor:

BECAUSE OUR AUDITORS HAVE ISSUED A GOING CONCERN OPINION, THERE IS SUBSTANTIAL UNCERTAINTY THAT WE WILL CONTINUE OPERATIONS IN WHICH CASE YOU COULD LOSE YOUR INVESTMENT.

Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months.  The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business.  As such we may have to cease operations and you could lose your investment.

12.

Please include an additional risk factor discussing the risk that, because your offering has no minimum, it is possible that the costs of your offering may exceed the proceeds of the offering.

ANSWER:  We have added the following risk factor:

THERE IS NO MINIMUM OFFERING AND THEREFORE YOUR INVESTMENT MAY BE USED EVEN THOUGH SUCH INVESTMENT WILL NOT SATISFY OUR CAPITAL REQUIREMENTS TO COMPLETE ANY PROJECT.

Our directors have not specified a minimum offering amount and there in no escrow account in operation.  Because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our Company, but we are unable to fulfill our objectives or proceed with our operations due to a lack of interest in this offering.  If this were to occur, we might be forced to curtail or abandon our operations with a loss to investors who purchase stock under this Prospectus.

13.

In light of your disclosure elsewhere in your prospectus that Origo Biochemical Technologies Inc is the only enzyme manufacturer in Taiwan, please include an additional risk factor discussing any risks associated with having a sole manufacturing source.

ANSWER:  We terminated our relationship with Origo on February 16, 2011 due to breach of contract.  Therefore we have terminated our relationship with them and have not included the requested risk factor.

6

14.

Please include an additional risk factor discussing any conflicts of interest that may exist because certain of your directors are affiliates of Origo Biochemical Technologies Inc, including the risk that these directors may make decisions that materially affect your company which are in the best interest of Origo, rather than your company.

ANSWER: Messrs. Chen and Chen did not stand for re-election at our last Annual General Meeting and as such are no longer directors of the Company.  We have revised the registration statement to remove Messrs.  I Jen Chen and Yi-Chou Chen as they are no longer directors of the Company.

Use of Proceeds, page 11

15.

We note that your table on page 12 does not, as indicated, set forth the use of proceeds in the event you sell less than the maximum number of shares offered.  Therefore, please expand your disclosure here to explain how your use of proceeds will change in the event you sell 25%, 50% or 75% of the total shares offered.

ANSWER:  We have included the following table:

	25%	50%	75%	100%
Enzyme research and development	$200,000	300,000	400,000	500,000
Purchase of computer, office equipment, furniture & fixtures	$50,000	$100,000	$150,000	$200,000
Working Capital	$450,000	$1,050,000	$1,650,000	$2,250,000
Total	$700,000	$1,450,000	$2,200,000	$2,950,000

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Determination of Offering Price, page 12

16.

Please elaborate on the business valuation conducted by management.  In particular, please expand your disclosure here to describe the process management undertook, its valuation methodology and any significant assumptions used in conducting that analysis.  In addition, please describe each of the "other factors," in addition to the valuation analysis, that were considered in determining the $0.30 per share offering price.

ANSWER:  This section has been modified and now discloses the following:

We will be selling the shares in our direct public offering at $0.30 per share.  There is no established public market for the securities being registered.  As a result, the offering price and other terms and conditions relative to our shares have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value.  In addition, no investment banker, appraiser or other independent, third party has been consulted concerning the offering price for the shares or the fairness of the price used for the shares.  Accordingly, the offering price should not be considered an indication of the actual value of our securities.

In determining the initial public offering price of the shares we considered several factors including the following:

·

the risks we face as a business;

·

prevailing market conditions, including the history and prospects for the industry in which we compete;

·

our future prospects; and

·

our capital structure.

Dilution, page 12

17.  Please provide the disclosure required by Item 506 of Regulation S-K, which is triggered when there is a substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years.  We note, in this regard, that in addition to the 888,472 shares offered by the selling shareholders you are offering 10 million shares by the company that are not currently issued and outstanding.

ANSWER:  Dilution tables have been inserted into the registration statement.

8

Plan of Distribution, Page 14

18.   Please expand your disclosure here to include a discussion of your plan of distribution for the 10,000,000 shares you will sell in the primary portion of your offering.  Refer to Item 508(c) of Regulation S-K.

ANSWER:  The following disclosure has been added:

We are offering up to 10,000,000 shares of our common stock in a direct public offering, on a self-underwritten, best efforts basis, which means that our officer and directors will attempt to sell the shares, without any involvement of underwriters or broker-dealers.  This prospectus will permit our officer and directors   to sell the shares directly to the public, with no commission or other remuneration payable to them for any shares that they may sell.  Our officer and directors will sell the shares and intends to offer them to friends, family members and business acquaintances.  In offering the securities on our behalf, they will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.  The intended methods of communication include, without limitations, telephone and personal contact.  For more information, see the section of this prospectus entitled "Plan of Distribution”.  The shares will be offered at a fixed price of $0.30 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days.

Description of Business, page 17

19.  We note that in your prospectus summary you discuss six agreements that you have entered into since July 1, 2010, but that these agreements are either not mentioned or not discussed in any further detail in your 'Description of Business,' or elsewhere in your registration statement and that none of the agreements are included as exhibits to your registration statement.  Please provide a detailed discussion of the material terms of each of these agreements in your registration statement, and file a copy of each agreement as an exhibit to your registration statement, as required by Item 601(b)(10) of Regulation S-K.

ANSWER:  The Sole Export Marketing Agent Agreement and the OEM Manufacturing Agreement with Origo Biochemical Technologies, Inc has been terminated and all references to them have been removed.  The Manager Consulting Service Agreement with Access Finance and Securities (NZ) Limited, the Sole Marketing Agent Agreement with Access Management Consulting and Marketing Pte Ltd, Agreement with Specialty Enzymes and Biochemicals Co and the Sole Distributorship Agreement (General Outlet – Human Consumption) and Private Placement with Taiwan Cells Energy Enzymes Corporation, exhibits have been filed.

9

20.   Please identify the OEM manufacturer with whom you have contracted in United States, disclose the material terms of this agreement and file a copy of the agreement as an exhibit to your registration statement.

ANSWER:  We have included the following disclosure:

We have contracted with Specialty Enzymes and Biochemicals Co. to be our OEM Manufacturer in the United States.  They are located in Chino, California.

In addition, the materials terms of our agreement with them are as follows:

·

products ordered by us are specially formulated for our distribution;

·

products will be marketed under our private label;

·

we will have access to laboratory testing facilities; and

·

they will supply us with technical product information and support.

21.   We note that your disclosure uses technical jargon.  Please define or explains technical terms the first time they are used such that they may be understood by potential investors who are unfamiliar with your products.  For example, please define terms such as, "Cell Activator;" "micro flora;" "Candida;"
"fibrin metabolism" "isomerisation;" and "bio-availability."

ANSWER: We have revised the registration statement to define technical jargon.  In addition, we have deleted reference to many technical words as these words were associated with products carried by Origo and we have since terminated our relationship with them.

22.   Please explain your Multi Level Marketing — Franchise Investor Dealer Related (MLMFIDR) concept the first time you reference it on page 17.

ANSWER:  We have revised document to elaborate further of our Multi-level marketing:

Concept of Multi-Level Marketing – Franchise Investor Dealer Related (MLM-FIDR) is the direct selling of our range of enzyme products to consumers which products are distributed through a chain of distribution channel, for example, the country sole distributor (importer) will supply the products to appointed state distributors (wholesalers) who re-distribute the products to dealers and retailers.  Dealers can be individuals or companies.  This system requires the country sole distributor, state distributors, dealers and retailers, to all collectively invest in our business while overriding commissions are paid by the country sole distributor all the way down the chain.  This concept does not attract a membership system to sell our products.  The investors were given a franchised dealership to sell our products.

10

23.   We note your disclosure that you have been appointed by Origo as their Sole Export Marketing Agent to market their product in Thailand and that "business has started since July 1, 2010.”  Please clarify what efforts have been undertaken thus far to commence your operations in Thailand.  In this regard, we note that you disclose elsewhere in the registration statement that you have had only limited operations and have not yet begun to market your enzyme products.

ANSWER: February 16, 2011 we provided Origo with a notice of termination for our agreement due to breach of contract, and as such have terminated our relationship with them.

24.   We note your disclosure that, "we have entered into one sole distributorship agreement in which a distributor with exclusive right has been appointed for the marketing and distribution of our range of enzyme products for human consumption in the territory of the Republic of China (Taiwan).”  Please revise to name Taiwan Cell Energy Enzymes Corporation as the other party to that agreement, disclose the material terms of the agreement and attach the agreement as an exhibit to your registration, statement.  If the other party is not Taiwan Cell Energy Enzymes Corporation, then please advise.

ANSWER:  We have included the following disclosure:

The agreement was entered into with Taiwan Cell Energy Enzymes Corporation (“TCEEC”), a marketing and distribution company in Taiwan specialized in the promotion and distribution of enzyme products.  It is for the General Outlet Category.  The agreement provides that TCEEC will act as the sole distributor for our products in Taiwan and that we will sell them our products so that they can resell the products to the general public in Taiwan.  In addition, TEEC is required to annually purchase a minimum of $2 million or 10,000 cartons of our products, whichever amount is higher.  This is a performance quota.

25.  You state on pages 18 and 32 that the Asian market is a "virgin market" for enzyme products, presumably implying that the market is not very developed.  However, on page 18 you also state that "Both enzyme products for human consumption and animal consumption have a tremendous consumption volume in the Asian market.”  Please revise your disclosure to reconcile these apparently contradictory statements.  In addition, please provide the source for your statement that the consumption volume in the Asian market for human and animal enzyme products is substantial.

ANSWER:  We have removed the description stating that the Asian market is a “virgin market”.  In addition, we have disclosed the following:

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VALUE AND QUANTITY OF IMPORT

Commodity:  Other Enzymes, and Prepared Enzymes

HS Code:  35079000003

Year	Quantity in KG	Value in NT $1,000	Value in USD
2009	2,720,607	797,873	24,933,531
2008	3,183,778	760,062	23,751,938
2007	2,955,170	728,081	22,752,531
2006	2,594,085	641,297	20,040,531

•

The above table does not indicate whether the enzymes are for human consumption or animal consumption nor it is categorized into the types of enzymes.

•

Statistic for year 2010 is not available.

•

Our sole distributorship agreement with Taiwan Cell Energy Enzymes Corp calls for an annual purchase quota of USD $2 million.  This will represent approximately 7.64% of the imports market share.

•

The above statistic excludes domestic production volume.

26.  We note that there are several pictures of your products included in .jpg format in your prospectus.  However, these pictures are not viewable on EDGAR.  Please provide us with copies of these pictures at your earliest convenience.  In addition, please clarify whether the images of the products you intend to include in your prospectus are representative of the actual products that Origo will manufacture and that you will distribute.

ANSWER:  On February 16, 2011 we provided Origo with a notice of termination for our agreement due to breach of contract, and as such have terminated our relationship with them and we have removed all products Origo manufacture.

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Sales and Marketing Strategy, page 31

27.  You disclose here that, "We rely on our appointed Marketing Agent to source, select and interview suitable qualified country sole distributor for each Category of our enzyme products.”  However, earlier in your registration statement you disclosed that you, "have been appointed by Origo Biochemical Technologies Inc, Taiwan as their Sole Export Marketing Agent.”  Please clarify the role of Marketing Agent, and reconcile your disclosures that you both act as Marketing Agent for Origo, and simultaneously rely on your appointed Marketing Agent to find suitable sole distributors.

ANSWER:  Since we have terminated our relationship with Origo, we have removed the above mentioned references to them.

In terms of our appointment of a marketing agent, for example, Access Management Consulting and Marketing Pte Ltd., we will require our marketing agents to source, select and interview suitable candidates to be our Sole Country Distributors for our range of enzyme products.  Appointing an agent to do this for us will save us from incurring substantial start-up and working expenses related to travelling to various countries to appoint distributors.

We have added the following disclosure:

“We will require our marketing agents to source, select and interview suitable candidates to be our Sole Country Distributors for our range of enzyme products.  Appointing an agent to do this for us will save us from incurring substantial start-up and working expenses related to travelling to various countries to appoint distributors.”

28.   Please clarify, if true, that Genufood Energy Enzymes Corp. will pay the "attractive incentive bonus" to wholesalers, dealers, retailers and consumers.  Because it is currently written in the passive voice, your sentence about incentive bonuses is ambiguous, In addition, please disclose whether such bonuses will be paid in cash and/or stock and how the amount of the bonuses will be determined, if known at this time.

ANSWER: We have disclosed the “attractive incentive” as follows:

“The attractive bonuses that we will be offering are issuing inventory or stock-in-trade to country sole distributors who has qualified or met their annual purchase quota.  In addition, we will pay for the air tickets and hotel accommodation (room only) for the top ten state distributors, dealers and retailers of each country and the country sole distributor for tourism to a country or destination determined by us.”

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Compliance with Government Regulation, page 33

29.   Please disclose other regulatory requirements that you expect you will have to comply with in your target markets, including food, drug and health laws in jurisdictions, such as Thailand, where you intend to operate.

ANSWER: We have disclosed the following:

Our ProCellax range of enzyme products comes under "Dietary Supplement" in all the target markets that we GEEC intends to enter.  In Thailand, for example, the compliance procedure is as follows:

1.

Firstly, is to file Trademark Application with the Thailand Trademark Office;

2.

Secondly, the importer, that is, the Sole Country Distributor will have to apply for the Product License and the Import License.  The Product License is to register the products to be marketed and distributed in Thailand.  The Import License permits the importer to import the said products so registered with the Food and Drug Authority, Ministry of Health, Thailand.

All target markets (countries) have similar procedures.

Patents and Trademarks, page 34

30.   Please disclose the jurisdiction in which you hold the various trademarks you discuss.

ANSWER: We have disclosed the following:

We have engaged a patent attorney to file various patents on our behalf.  On February 21, 2011, three applications, namely, ProCellax, ProAnilax, and GEEC have been filed with the United States Patent and Trademark Office.  In addition, we have also filed the three trademarks application in Thailand, Taiwan, Hong Kong, Macau, Singapore and Sri Lanka.  We are currently in the process of filing patents in Malaysia and China.  We may also file in other jurisdictions, but have not done so yet.

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Plan of Operations, page 36

31.  Please provide more detail about the $1 million investment Taiwan Cell Energy Enzymes Corporation has committed to your company, including the number of shares to be purchased, when the purchase will take place and a discussion of the other material terms of the agreement.  Please also file the private placement agreement as an exhibit to your registration statement.

ANSWER:  We have disclosed the following:

The details of Taiwan Cell Energy Enzymes Corporation, Taiwan (“TCEEC”) $1 million investment are as follows:

1.

TCEEC is the Country Sole Distributor for ProCellax range of enzyme products, distributing to the general outlet in the territory of Taiwan only.

2.

TCEEC has agreed to invest US $1 million payable by five installments of $200,000 each the first to commence on October 10, 2010.  As of the date of this prospectus TCEEC has paid us two payments of $200,000 each.  They are required to make three addition payments of $200,000 each, which we have not received yet.

3.

TCEEC will be issued shares at a price of $0.008 per share.  As of the date of this prospectus TCEEC has been issued 50,000,000 shares of common stock for the $400,000 invested so far.

4.

If TCEEC defaults, then we have the right to treat that portion of the default subscription payment onwards as lapsed, null and void; or revise the price per share which price revision shall be at our sole discretion.

5.

This program falls within the Multi-Level Marketing – Franchise Dealer Investor Related (MLM-FDIR) concept adopted by the Company since TCEEC is our country sole distributor.

Directors, Executive Officers Promoters and Control Persons, page 38

32.   For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, as required by Item 401(e)(1) of Regulation S-K.

ANSWER: We have included such disclosure.

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Certain Relationships and Related Transactions, page 42

33.  We note your disclosure here that there have been no related party transactions since your date of incorporation.  However, from your disclosure it appears that certain of your directors are affiliates of Origo Biochemical Technologies Inc, with whom your company has entered into one or more agreements.  Further, we note that in Notes 5 and 7 to your financial statements, on page F-11, you disclose several related party transactions.  Please include disclosure describing each related party transaction as required by Item 404(a) of Regulation S-K.

ANSWER:  We have included the following disclosure:

On July 10, 2010, we sold 20,000 shares of common stock at $0.25 a share to our directors for a total consideration of $5,000.

Our CEO is also the managing director of consulting company who provides consulting services for us.

On September 7, 2010, we received advances total $30,000 from a related party.

As of September 30, 2010, a director advanced funds totaling $22,294 to us for working capital.

During the period ending September 30, 2010, we received a total of $4,500 of contributions from a related party.

34.   Please also describe your policies and procedures for the review, approval, or ratification of any related party transactions, as required by Item 404(b) of Regulation S-K.

ANSWER:  We have disclosed the following:

We do not have a formal written policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K.  Our board members are responsible for review, approval and ratification of “related-person transactions” between us and any related person.  Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing.

Recent Sales of Unregistered Securities, page 46

35.  Please clarify the meaning of, "sold to twelve stockholders being the founding member" in the first sale of unregistered securities you discuss.

ANSWER:  The term, “being the founding member” was included in error and has been removed.

16

General

36.  Please disclose the agreements described on page 5 and the significant terms of each agreement.

ANSWER:  We have included the following disclosure under Note 6 and 7 on the September 30, 2010 financial statements and Note 7 and 8 on the December 31, 2010 financial statements:

                       September 30, 2010 footnotes:

Note  6:
On July 6, 2010, the Company entered into a Manager Consulting Service Agreement with Access Finance and Securities (NZ) Limited (“Access Finance”) to provide management and consulting services related to the following: negotiation with professionals on our behalf, manage parties related to the S-1 registration statement, and to assist us in the determination of an effective future strategy.  The CEO of the Company is the managing director of Access Finance. $3,500 was owed to Access Finance for consulting services as of September 30, 2010.  As of September 30, 2010, the Company owed $200,000 convertible at $0.001 per share and $50,000 non-convertible to Access Finance for services related to the S-1 registration and equity offering.”

Note 7 :
On September 21, 2010, the Company reached an agreement with Specialty Enzymes and Biochemicals Co. (BSC Biochemicals), USA (“SEB”) for supplying various types of enzyme product to us under our private label.  SEB has been in operation since 1957 and is the largest enzyme manufacturer and enzymes provider in the US.

 December 31, 2010 footnotes:

Note  7:
On July 6, 2010, the Company entered into a Manager Consulting Service Agreement with Access Finance and Securities (NZ) Limited (“Access Finance”) to provide management and consulting services related to the following: negotiation with professionals on our behalf, manage parties related to the S-1 registration statement, and to assist us in the determination of an effective future strategy.  The CEO of the Company is the managing director of Access FinanceAs of December 31, 2010 and September 30, 2010 the company owed Access Finance$14,500 and $3,500 for consulting services performed. The Company owed an additional non-convertible amount of $0 and $50,000 as of December 31, 2010 and September 30, 2010 for costs related to the company’s S-1 registration statement and offering. The Company also owed an additional convertible amount of $150,000 and $200,000 as of December 31, 2010 and September 30, 2010 for services related to the S-1 registration and offering. These balances are convertible at $0.001 per share.

Note 8 :
On September 21, 2010, the Company reached an agreement with Specialty Enzymes and Biochemicals Co. (BSC Biochemicals), USA (“SEB”) for supplying various types of enzyme product to the Company under the Company’s private label. SEB has been in operation since 1957 and is the largest enzyme manufacturer and enzymes provider in the US.

Note 1-Basis of Presentation and Significant Accounting Policies Income Taxes, page F-7

37.

Please provide the relevant disclosure required under ASC 40-10-50-9 through ASC 740-10-50-20.

ANSWER:  We have included the following disclosure:

"The Company has reviewed the guidance referred to by the commission and augmented the income tax disclosure within footnote 1 on page F-7 to accommodate the requirements within the guidance.  The amount of tax benefit for the period was added, and the fact that there were no uncertain tax positions at September 30, 2010 was also disclosed.  All other items within the guidance are inapplicable to the Company at this time."

Note 4-Equity, page F- 10

38.   Please explain the computation of the $150,000 charged to additional paid in capital for 150 million shares issued to a consultant valued at $0.25 per share for services directly related to the S-1 registration and offering.

ANSWER:  We have included the following disclosure:

Consistent with the valuation of $0.25 per share, the issuance was charged to additional paid in capital for $37,500,000 (150,000,000 shares * $0.25).  Due to the consideration provided being in the form of common shares, the offset to the amount charged to additional paid in capital was to common stock for  $150,000 (150,000,000 shares * $0.001 par value) and additional paid in capital for the remaining value of $37,350,000 ($37,500,000 - $150,000).  As a result of this transaction, the net amount appears on the Statement of Stockholders’ Deficit as a reduction to additional paid in capital of $150,000 and an increase to the value of common stock of $150,000.

In order to make this transaction more transparent to the financial statement user, the Company has quantified the value charged to additional paid in capital and the offsetting entries to common stock and additional paid in capital.  Please see the augmented disclosure in Note 4 of the financial statements shown on page F-10.

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Note 5-Related Party Transactions, page F-11

39.   Please disclose the related parties described on page 18.  Also, if any related parties are under common control, revise your disclosure to identify the entities under common control.

ANSWER:  We have included the following disclosure under Note 6 on the September 30, 2010 financial statements and Note 7 on the December 31, 2010 financial statements:

“On July 1, 2010, the Company entered into a Sole Export Marketing Agent Agreement with Origo Biochemical Technologies Inc. (“Origo”) to market Origo’s enzyme products for human consumption to Thailand.  On September 21, 2010, the Company entered into an OEM Manufacturing Agreement with Origo for contract manufacturing a range of enzyme products for human consumption under the Company’s private label.  Origo has a monthly production output capacity of about 12 to 15 tons of enzymes in powder form. Two of the Company’s former directors, Mr. Chen Yi Chou and Mr. Chen I Jen, are brothers, and are the sons of the Madam Wang Feng Peng, the President of Origo, and Mr. Chen I Jen is the general manager of Origo.  The Company earns a sales commission on export sales arranged to Thailand. On February 16, 2011, the Company provided Origo with a notice of termination in relation to the agreements between parties due to breach of contract, and as such, the Company has terminated its relationship with Origo effective as of that date.

On September 21, 2010, the Company entered into a Sole Marketing Agent Agreement with Access Management Consulting and Marketing Pte. Ltd. (“Access Management Consulting”)for the marketing of the Company’s range of enzyme products and to source, select and interview country sole distributors for the distribution of our range of enzyme products to the world at large.  The Company’s President, Chief Executive Officer, Chief Financial Officer, and director, Mr. Yi Lung Lin, is also the President and Managing Director of Access Management Consulting.

On October 11, 2010, the Company entered into a Sole Distributorship Agreement (General Outlet-Human Consumption) with Taiwan Cell Energy Enzymes Corporation (“TCEEC”) for marketing and distribution of the Company’s enzyme products in the Republic of China (Taiwan).  Mr. Chen Wen Hsu, one of the Company’s directors, has voting and investment control over TCEEC.  As provided for under the Sole Distributorship Agreement, TCEEC has committed to invest in the Company by subscribing to the Company’s common stock for a total of $1 million on or before June 10, 2011.”

Please contact the writer if you have any further questions.

Yours truly,

GENUFOOD ENERGY ENZYMES CORP.

Per: /s/ Yi Lung Lin

Yi Lung Lin

President & C.E.O.

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